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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  ------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                            GOLD CAPITAL CORPORATION
- -------------------------------------------------------------------------------
                                (Name of issuer)


                                     Common
- -------------------------------------------------------------------------------
                         (Title of class of securities)


                                  380548 10.7
- -------------------------------------------------------------------------------
                                 (CUSIP number)


                            Royalstar Resources Ltd.
    1400 - 1040 West Hastings Street, Vancouver, BC, V6E 2E9  (604) 683-3613
- -------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                August 14, 1996
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            (Date of event which required filing of this statement)



       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [ ]

       Check the following box if a fee is being paid with the statement.  [ ]




                              (Page 1 of 5 Pages)
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CUSIP NO. 380548 10.7                   13D                    PAGE 2 OF 5 PAGES

- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       ROYALSTAR RESOURCES LTD.
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                  (a)  [ ]
                                                                        (b)  [ ]
       Not applicable
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3      SEC USE ONLY

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4      SOURCE OF FUNDS*

       WC Working capital on hand
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                         [ ]

       Not applicable
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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada
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                     7     SOLE VOTING POWER
 NUMBER OF
                           4,846,483 Common Shares
  SHARES             -----------------------------------------------------------
                     8     SHARED VOTING POWER
BENEFICIALLY
                           Not Applicable
 OWNER BY            -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
  EACH
                           4,846,483 Common Shares
 REPORTING           -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
PERSON WITH
                           Not Applicable
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,846,483 Common Shares
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [ ]
       Not applicable
- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       69.6%
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
- --------------------------------------------------------------------------------
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CUSIP NO. 380548 10.7                   13D                    PAGE 3 OF 5 PAGES

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common shares (the "Common Shares") of Gold Capital Corporation (the "Issuer"), whose principal executive offices are located at 55 Madison Street, Suite 745, Denver, Colorado 80206.

ITEM 2.  IDENTITY AND BACKGROUND.

Royalstar Resources Ltd. (the "Reporting Person") is a corporation incorporated under the laws of Canada whose principal business is investment in mineral resource properties. The Reporting Person's principal offices are located at 1400 - 1040 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9.

The Reporting Person has not been involved in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years, nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order finding any violation with respect to, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws during the last five years.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Working capital on hand has been used to acquire all shares currently owned.

On April 13, 1995, the Reporting Person acquired 300,000 Common Shares of the Issuer for a total purchase price of US$300,000 under a private placement offering of up to 600,000 Common Shares limited to accredited investors. In connection with entering into this subscription agreement, the Reporting Person and the Issuer entered into an Agreement dated April 13, 1995 under which the Reporting Person was granted the right (the "Right") to purchase an additional 2,200,000 Common Shares of the Issuer at a price of US$1.00 per Common Share which would be extinguished within 45 days of closing if the Reporting Person did not give notice of an irrevocable commitment to exercise the Right and Closing the second private placement within 20 days of giving notice of exercise of the Right. On June 22, 1995, the Reporting Person, having exercised the Right, purchased the said 2,200,000 Common Shares for a total purchase price of US$2,200,000.

Commencing in the fourth quarter of 1995, the Reporting Person began advancing funds to the Issuer to meet its working capital needs. As at July 31, 1996, the Reporting Person had advanced the Issuer US$1,919,110 including accrued interest (the "Loan"). Under the terms of the Loan, principal and accrued interest was convertible into Common Shares at the discretion of the Reporting Person at the rate of US$1.00 to one Common Share. On August 14, 1996, the Reporting Person converted previous advances and accrued interest up to July 31, 1996 of US$1,919,110 into 1,919,110 of the Issuer's Common Shares.

By a loan agreement dated August 15, 1996, the Reporting Person agreed to extend a credit facility to the Issuer in the amount of US$2,000,000 by way of non-revolving loan. The Issuer has agreed that on the request of the Reporting Person, the Reporting Person shall have the right from time to time to convert any or all of a part of the funds advanced under the non-revolving loan into common shares of the Issuer at a conversion ratio of US$1.00 per share. The current amount outstanding under the loan agreement is US$427,372.52.

ITEM 4.  PURPOSE OF TRANSACTION.

The transactions described in Item 3 were entered into solely for investment purposes. At the present time, the Reporting Person has no plans or proposals relating to the Issuer required to be disclosed in response to Item 4 of
Schedule 13D. The Reporting Person may purchase additional Common Shares of the Issuer from time to time in the open market or in privately negotiated transactions, or the Reporting Person may seek to sell shares in the open market or in privately negotiated transactions, with one or more purchasers including the Issuer.





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CUSIP NO. 380548 10.7                   13D                    PAGE 4 OF 5 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 4,846,483 Common Shares representing approximately 69.6% of the presently issued and outstanding Common Shares.

(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or to direct the disposition of all of the Common Shares of the Issuer to which the Reporting Person possesses direct beneficial ownership.

(c) Except as described in item 3 above, the Reporting Person has not effected any transactions in the Issuer's Common Shares during the past sixty
(60) days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Person.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person and Attwood Gold Corporation ("Attwood") have entered into an agreement, whereby Attwood would acquire all of the outstanding shares of the Reporting Person. Completion of the transactions contemplated by the agreement is contingent upon the Reporting Person obtaining the approval of its shareholders, issuance of a final order by the Supreme Court of British Columbia approving the arrangement and certain other conditions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.





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CUSIP NO. 380548 10.7                   13D                    PAGE 5 OF 5 PAGES

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    August 27, 1996
                                             -----------------------------
                                                       (DATE)



                                             ROYALSTAR RESOURCES LTD.
                                             Per:


                                             -----------------------------
                                                      (SIGNATURE)



                                                 John Young, President
                                             -----------------------------
                                                     (NAME/TITLE)